Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEER AND GEOLOGIST

As petroleum engineers, we hereby consent to the incorporation by reference in this Registration Statement on Form S-3 the information included in the Company’s Form 10-K filed on February 29, 2008, with respect to the oil and gas reserves of Black Hills Exploration and Production, Inc., the future net revenues from such reserves, and the present value thereof, which information has been included within the Form 10-K in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby further consent to the reference to us under the heading “Experts” in this Registration Statement.

CAWLEY, GILLESPIE & ASSOCIATES, INC.

/s/ J. Zane Meekins
J. Zane Meekins
Senior Vice President

Fort Worth, Texas

May 1, 2008